INVO Bioscience, Inc.
September 12, 2019

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Michael Fay

Re: INVO Bioscience, Inc. (the “Company”)

Registration Statement on Form S-1/A

File No. 333- 228928

Request for Acceleration

Dear Mr. Fay:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM Eastern Standard Time on September 16, 2019, or as soon thereafter as is practicable. The Company herby acknowledges the following:

(i)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions please contact our counsel, Scott D. Museles, at Shulman Rogers at (301) 230-5246. Thank you for your assistance in this matter.

Very truly yours,

INVO BIOSCIENCE, INC.

By: /s/ Kathleen T. Karloff

Name: Kathleen T. Karloff

Title: Chief Executive Officer